April 4, 2014

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Alaska Communications Systems Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 8, 2013

Response dated February 27, 2014

File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (“we”, “us”, “our”, the “Company” or “ACS”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 23, 2013, relating to the Company’s form 10-K for the year ended December 31, 2012, the Form 10-Q for the Fiscal quarter ended September 30, 2013, and the comment letter Response dated February 27, 2014.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

2. Equity Method investments, page 9

1.	We note your response to comment 2. Providing network capacity appears to represent a service. As such, it is unclear why you based your valuation of the network capacity on the value of your network, as opposed to using the market value of the capacity itself. Please explain why you did not use a more direct, or market-based, fair value for the capacity. Clarify whether there is a market for network capacity.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Response dated February 27, 2014

Response

As we noted in our previous response, a national valuation firm was engaged by ACS and GCI to assist in the determination of the fair value of AWN including the contributed capacity. During the valuation process we worked closely with the valuation specialist, management from GCI, and our respective engineering departments to explore alternative valuation methods. We also discussed the various alternatives, along with our determined valuation approach, with our respective auditors who concurred that our valuation method was appropriate given our specific facts for this transaction and the network capacity contributed as part of the transaction.

The valuation expert discussed possible approaches with both the management of GCI and ACS and our respective auditors and first considered market and income based approaches. They reviewed data provided for several sales of IRUs and other circuit sales or leases and found them not to be comparable to the subject AWN assets. Nor was there objectively identifiable third party data available that was comparable to the subject AWN assets. No separate cash forecasts existed on the contributed network capacity, as it was a non-cash transaction, and although each company could provide limited examples of point to point leases or IRU sales, none of these examples were close to the scale of assets required to connect over 500 cell sites contributed to AWN to switching equipment within the state of Alaska or the lower 48. We could not identify any third party commercial agreements of that scale and the costing of the individual elements required to provide that capacity did not make economic sense. As we noted in our March 11, 2013 letter to the Office of the Chief Accountant of the Division of Corporation Finance, certain relevant information to prepare pro-forma financial statements was not available and there was no reasonable way to disaggregate the components of many of the significant revenue streams associated with specific assets contributed to AWN, as part of our wholesale business, nor could we take it one step further to identify just those associated with the assets underlying the network capacity contribution. Moreover, we believed that the development of any cash flow or income approach models would be based upon significant assumptions, judgments and estimates that would be highly speculative, and as a consequence not a meaningful measure of the assets fair value.

The valuation firm ultimately determined that in the Alaska market, essentially GCI and ACS are the market for such facilities, with limited alternative carriers to provide such services and none which could provide the breadth or scope of the subject contributed assets. In particular, they determined that the unique geographic, climate and terrain elements of the Alaska marketplace made the cost approach which captures these unique cost elements as the best method available.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Response dated February 27, 2014

Using the work performed by the national valuation firm, the fair value of the capacity was determined using a cost based valuation approach. This approach was used because it represented the price that AWN would pay to acquire or construct and maintain a substitute asset. ASC paragraph 820-10-35-35 indicates that “from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.” Significant inputs to this model include, historical cost or estimated replacement cost, cost trend factors, and the percent of capacity contributed compared to total capacity.

2.	Further, please explain your “cost based” valuation approach in more detail. For instance, clarify whether you based your valuation on the cost to acquire, or the cost to construct, your networks. Explain why the total cost of maintaining your network was used as an input in determining the fair value of the capacity. Finally, explain why this method was used rather than other possible methods. Specifically address why a model using future cash flows as an input was not considered preferable.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The assets required to deliver the underlying capacity were valued using a historical cost approach (which was primarily the cost for us to construct the network) and an audit appraisal method which develops an estimate of reproduction cost new. This employs historical cost records, the estimated percentage of usage by AWN, and a trending analysis to arrive at reproduction cost new – then appropriate depreciation, including any obsolescence, was applied to arrive at FV.

The operating and maintenance component of our contribution to AWN represents the value of our obligation to maintain the underlying assets on which the capacity is provided. Because we are obligated under the operating agreement to provide on-going network capacity for 20 years, the on-going cost to maintain the underlying assets carrying that capacity was considered in our fair value calculations as this was a component of the cost that AWN would have incurred to build and maintain the network over the 20-year period.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Response dated February 27, 2014

As noted in our response to the first question above, after discussions with the valuation experts and both ACS and GCI management teams as well as their engineering departments, we collectively concluded that there was no better method than the cost approach for valuing the network capacity. This methodology was also discussed with both GCI’s and our auditors who agreed that based on the facts surrounding this transaction and the network capacity contributed as part of the agreement, the method used by our companies was appropriate. Management provided data on historical IRU and circuit sales but these were not considered comparable to the subject assets and no third party market comparables were available making the market approach impossible. Additionally as this is a non-cash transaction, there was no forecast of cash flows or income attributable to the various types of circuit capacity contributed in order to consider a cash flow or income approach nor could one be reasonably developed.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-3314. In addition, we respectfully request that the Staff provide any additional comments you may have to my attention at wayne.graham@acsalaska.com.

Sincerely,

/s/ Wayne Graham

Wayne Graham

Chief Financial Officer

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs of the Company.